EX-99.d.4

Delaware Management Company
2005 Market Street
Philadelphia, PA 19103

November 28, 2012

Delaware Group Income Funds
2005 Market Street
Philadelphia, PA 19103

     Re: Expense Limitation

Ladies and Gentlemen:

     By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Delaware Management Business Trust (the “Manager”), agrees that in order to improve the performance of Delaware Corporate Bond Fund, Delaware Extended Duration Bond Fund, Delaware High Yield Opportunities Fund, Delaware Core Bond Fund, and Delaware Diversified Floating Rate Fund (each a “Fund” and collectively, the “Funds”), which are series of Delaware Group Income Funds, the Manager shall waive all or a portion of its investment advisory fees and/or reimburse expenses (excluding any 12b-1 fees, taxes, interest, inverse floater program expenses, brokerage fees, short-sale dividend and interest expenses, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, “non-routine expenses”)) in an aggregate amount equal to the amount by which a Fund’s total operating expenses (excluding any 12b-1 fees, taxes, interest, inverse floater program expenses, brokerage fees, short-sale dividend and interest expenses, certain insurance costs, and non-routine expenses) exceeds the amounts indicated below for the period November 28, 2012 through November 28, 2013. For purposes of this Agreement, non-routine expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Funds’ Board and the Manager. Inverse floater program expenses include, but are not limited to, interest expense, remarketing fees, liquidity fees, and trustees’ fees from the Funds’ participation in inverse floater programs where it has transferred its own bonds to a trust that issues the inverse floaters.

Expense Limitation
Fund	(as a percentage of average daily net assets)
Delaware Corporate Bond Fund	0.69%
Delaware Extended Duration Bond Fund	0.70%
Delaware High Yield Opportunities Fund	0.81%
Delaware Core Bond Fund	0.65%
Delaware Diversified Floating Rate Fund	0.80%

     The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of
Delaware Management Business Trust

By:	/s/ Philip N. Russo
	Name:	Philip N. Russo
	Title:	Executive Vice President & Chief Administrative Officer

Your signature below acknowledges acceptance of this Agreement:

Delaware Group Income Funds

By:	/s/ Patrick P. Coyne
	Name:	Patrick P. Coyne
	Title:	President & Chief Executive Officer
	Date:	November 28, 2012